EXHIBIT 12.2

PUBLIC SERVICE ELECTRIC AND GAS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Years Ended
	March 31,		December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	357	304	$993	$835	$861	$591	$551
Fixed Charges	74	79	316	314	319	325	317
Capitalized Interest	(4)	(4)	(16)	(13)	(4)	(2)	(1)
Total Earnings	$427	$379	$1,293	$1,136	$1,176	$914	$867
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	72	77	$309	$308	$314	$320	$313
Interest Factor in Rentals	2	2	7	6	5	5	4
Total Fixed Charges	$74	$79	$316	$314	$319	$325	$317

Ratio of Earnings to Fixed Charges	5.77	4.80	4.09	3.62	3.69	2.81	2.74

(A)
The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.